UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ENTELLUS MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29363K 105

(CUSIP Number)

Steven L.P. Schwen

Split Rock Partners, LP

10400 Viking Drive, Suite 250

Eden Prairie, Minnesota 55344

(952) 995-7492

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Amy E. Culbert

Oppenheimer Wolff & Donnelly LLP

Campbell Mithun Tower – Suite 2000

222 South Ninth Street

Minneapolis, Minnesota  55402

(612) 607-7000

February 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 29363K 105		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,156,731(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,156,731(1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,731(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%

14	Type of Reporting Person: PN

(1)                                 Voting and investment power over the securities is delegated to Split Rock Partners Management, LLC (“SRPM”), the general partner of Split Rock Partners, LP (“SRP”). SRPM has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP and SRPM disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

CUSIP No. 29363K 105		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,156,731(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,156,731(1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,731(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.9%

14	Type of Reporting Person: OO

(1)                                 Shares are held by SRP.  Voting and investment power over the securities is delegated to SRPM, the general partner of SRP. SRPM has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP and SRPM disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

Item 1.         Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.

Item 2.         Identity and Background.

(a)                        This Schedule 13D is being filed by Split Rock Partners, LP, a Delaware limited partnership (“SRP”), and Split Rock Partners Management, LLC, a Delaware limited liability company (“SRPM”) (SRP and SRPM are collectively referred to as the “Reporting Persons”).  SRPM is the general partner of SRP.

(b)                        The business address of each of the Reporting Persons is 10400 Viking Drive, Suite 250, Eden Prairie, Minnesota 55344.

(c)                         The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SRP is to make investments in private and public companies, and the principal business of SRPM is to serve as the general partner of SRP.

(d)                        Neither of the Reporting Persons has been convicted in a criminal proceeding in the past five years.

(e)                         In the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)                          SRP is a Delaware limited partnership.  SRPM is a Delaware limited liability company.

Information called for by Items 2-6 of this Schedule 13D concerning the managing members of SRPM is set forth in Exhibit 99.1 attached hereto and is incorporated herein by reference.

Item 3.         Source and Amount of Funds or Other Consideration.

In connection with the Company’s initial public offering of Common Stock, which closed on February 3, 2015 (“Offering”),

•             1,200,000 shares of Series A convertible preferred stock previously acquired by SRP from the Company were automatically converted into 300,000 shares of Common Stock;

•             2,486,188 shares of Series B convertible preferred stock previously acquired by SRP from the Company were automatically converted into 621,547 shares of Common Stock;

•             743,466 shares of Series C convertible preferred stock previously acquired by SRP from the Company were automatically converted into 250,876 shares of Common Stock;

•             2,754,034 shares of Series D convertible preferred stock previously acquired by SRP from the Company were automatically converted into 688,508 shares of Common Stock; and

•             3,771,438 shares of Series E convertible preferred stock previously acquired by SRP from the Company were automatically converted into 942,859 shares of Common Stock.

In addition, in connection with the Offering, SRP purchased 352,941 shares of Common Stock at the initial public offering price of $17.00 per share in the Offering, or $6.0 million in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by the Reporting Persons for the purpose of acquiring any securities discussed in this Item 3.

Item 4.         Purpose of Transaction.

The Reporting Persons hold their securities of the Company for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective limited partners or members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of or material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of

1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.

(a)                        As of February 3, 2015, each of the Reporting Persons beneficially owned 3,156,731 shares of Common Stock, which represents 16.9% of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,678,538 shares of Common Stock outstanding.

(b)                        Each of the Reporting Persons has sole voting and dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns. Voting and investment power over the shares of Common Stock beneficially owned by SRP has been delegated to SRPM. SRPM has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP and SRPM disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein

(c)                         Except as otherwise described in this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Common Stock or other equity securities of the Company during the last 60 days.

(d)                        Under certain circumstances set forth in the limited partnership agreement of SRP, the general partner and limited partners of SRP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by such entity of which they are a partner.

(e)                                            Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Offering, SRP and certain other persons entered into a lock-up agreement with the underwriters in the Offering and agreed not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days after the date of the Offering without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, SRP and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•                                 offer, pledge, sell or contract to sell any shares of Common Stock;

•                                 sell any option or contract to purchase any shares of Common Stock;

•                                 purchase any option or contract to sell any shares of Common Stock;

•                                 grant any option, right or warrant for the sale of any shares of Common Stock;

•                                 lend or otherwise dispose of or transfer any shares of Common Stock;

•                                 request or demand that the Company file a registration statement related to the Common Stock; or

•                                 enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision also applies to Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Common Stock. It also applies to Common Stock owned now or acquired later by SRP.

SRP is party to a registration rights agreement (the “Registration Rights Agreement”) with the Company and certain other stockholders. Subject to certain limitations, these stockholders have the right to request that the Company prepare, file and maintain up to two registration statements on Form S-1 covering the sale of certain shares of Common Stock and, once the Company is eligible to use a registration statement on Form S-3, up to two registration statements on Form S-3 in any 12-month period covering the sales of such shares of Common Stock. Additionally, these stockholders have unlimited “piggyback” registration rights to include these shares of Common Stock in future registration statements that the Company may initiate, subject to certain conditions and limitations (including customary cut-back rights). Under the Registration Rights Agreement, the Company will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating stockholders, and the stockholders will pay all underwriting discounts and commissions relating to the sale of their shares of Common Stock. The Registration Rights Agreement also contains other customary terms, including for indemnification.

SRP is also a party to an investor rights agreement (the “Investor Rights Agreement”) with the Company and certain other stockholders. As a result of the Offering, most of the covenants and restrictions set forth in the Investor Rights Agreement that apply to the Company terminated; however, the Company remains obligated to comply with reporting requirements under the Securities Exchange Act of 1934, as amended.

The form of lock-up agreement, the Registration Rights Agreement and the Investor Rights Agreement are being filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Schedule 13D and are incorporated herein by reference.

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Except as described herein and in Exhibit 99.5 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or among the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Information concerning Managing Directors and Executive Officers of Split Rock Partners Management, LLC (filed herewith).

99.2

Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company (incorporated by reference to Exhibit B to Exhibit 1.1 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 23, 2014 (SEC Reg. No. 333-201237)).

99.3

Fifth Amended and Restated Registration Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc., the parties set forth therein and such other parties as may from time to time become a party thereto (incorporated by reference to Exhibit 4.4 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 28, 2015 (SEC Reg. No. 333-201237)).

99.4

Fifth Amended and Restated Investor Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc. the parties set forth therein and such other investors as may from time to time become a party thereto and the Investors party thereto (incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 28, 2015 (SEC Reg. No. 333-201237)).

99.5	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2015

SPLIT ROCK PARTNERS, LP, a Delaware limited partnership

By: SPLIT ROCK PARTNERS MANAGEMENT, LLC,
a Delaware limited liability company
Its: General Partner

By:	/s/ Steven L.P. Schwen
Name:	Steven L.P. Schwen
Title:	Chief Financial Officer

SPLIT ROCK PARTNERS MANAGEMENT, LLC,
a Delaware limited liability company

By:	/s/ Steven L.P. Schwen
Name:	Steven L.P. Schwen
Title:	Chief Financial Officer

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Information concerning the Managing Directors and Executive Officers of Split Rock Partners II Management, LLC	Filed herewith

99.2	Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company

Incorporated by reference to Exhibit B to Exhibit 1.1 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 23, 2014 (SEC Reg. No. 333-201237)

99.3

Fifth Amended and Restated Registration Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc., the parties set forth therein and such other parties as may from time to time become a party thereto

Incorporated by reference to Exhibit 4.4 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 28, 2015 (SEC Reg. No. 333-201237)

99.4

Fifth Amended and Restated Investor Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc. the parties set forth therein and such other investors as may from time to time become a party thereto and the Investors party thereto

Incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 28, 2015 (SEC Reg. No. 333-201237)

99.5	Joint Filing Agreement	Filed herewith